Exhibit 4.4

AMENDED AND RESTATED RIGHTS AGREEMENT

This Amended and Restated Rights Agreement (this “Agreement”) is made as of January 26, 2022 between Breeze Holdings Acquisition Corp., a Delaware corporation, with offices at 955 W. John Carpenter Fwy., Suite 100-929, Irving, Texas 75039 (the “Company”), and Continental Stock Transfer & Trust Company, a New York corporation, with offices at One State Street, 30th Floor, New York, New York 10004 (the “Rights Agent”).

WHEREAS, the Company engaged in a public offering (“Public Offering”) of units, each unit (“Unit”) comprised of one share of Company common stock, par value $0.0001 par value per share (“Common Stock”), one warrant to purchase one share of Common Stock (“Warrant”) and one right to receive one-twentieth of one share of Common Stock upon the happening of the triggering event described herein (“Right”), and, in connection therewith, will issue and deliver up to 11,500,000 Rights to the public investors; and

WHEREAS, the Company filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-1, File No. 333-249677 (“Registration Statement”), and related Prospectus (“Prospectus”) for the registration, under the Securities Act of 1933, as amended (“Act”), of, among other securities, the Rights and the Common Stock issuable to the holders of the Rights; and

WHEREAS, the Company entered into the Rights Agreement with the Rights Agent on November 23, 2020 (the “Original Rights Agreement”) pursuant to which the Rights Agent agreed to act on behalf of the Company in connection with the issuance, registration, transfer and exchange of the Rights; and

WHEREAS, the Company provided for the form and provisions of the Rights, the terms upon which they were issued, and the respective rights, limitation of rights, and immunities of the Company, the Rights Agent, and the holders of the Rights in the Original Rights Agreement; and

WHEREAS, all acts and things were done and performed which were necessary to make the Rights, when executed on behalf of the Company and countersigned by or on behalf of the Rights Agent, as provided herein, the valid, binding and legal obligations of the Company, to authorize the execution and delivery of the Original Rights Agreement; and

WHEREAS, on January 26, 2022 the Company entered into a Business Combination Agreement (“BCA”) by and among the Company, D-Orbit S.p.A, an Italian Società per azioni (the “D-Orbit”), D-Orbit S.A., a joint stock company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg with its registered office at 9, rue de Bitbourg, L1273 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg trade and companies register (Registre de Commerce et des Sociétés, Luxembourg) under number B 261356 (“Holdco”), Lift-Off Merger Sub, Inc. , a Delaware corporation (“Merger Sub”) and Seraphim Space (Manager) LLP, a UK limited liability partnership (“Seraphim”); and upon the terms and subject to the conditions of the BCA and those certain Contribution and Exchange Agreements by and among Holdco, D-Orbit, and each of the existing D-Orbit shareholders, and Holdco, D-Orbit, and each of the converted D-Orbit shareholders (collectively, the “Exchange Agreement”), on the Closing Date: (a) pursuant to the Exchange Agreement to be entered into by each of the D-Orbit Shareholders and Holdco, each such D-Orbit Shareholder, will contribute such D-Orbit shareholder’s respective D-Orbit shares to Holdco in exchange for Holdco shares with such exchange to be effective immediately prior to the Merger Effective Time (such contributions and exchanges of D-Orbit Shares, collectively, the “Exchange” and such effective time of the Exchange, the “Exchange Effective Time”), (b) as a result of the Exchange, the D-Orbit will become a subsidiary of Holdco; and (c) immediately following the Exchange Effective Time, Merger Sub will merge with and into the Company, with the Company surviving such merger as a direct wholly-owned subsidiary of Holdco (the “Merger”) effective at the Merger Effective Time and, in the context of such Merger, all shares of the Company Common Stock (other than Excluded Shares as defined in the BCA) outstanding immediately prior to the Merger Effective Time shall be converted into Holdco Shares, as set forth in the BCA. The above-described business combination is hereafter referred to as the D-Orbit Business Combination”; and

WHEREAS, in order to fulfill the policies and purposes of the Original Rights Agreement in the particular circumstances presented by the BCA and the related transaction documents and eliminate any ambiguity relating to the interplay of the provisions of the Original Rights Agreement with the BCA and the related transaction documents and to assure that the registered holders of Rights receive Company shares prior to the Merger Effective Time so as to enable them to receive Holdco shares in the D-Orbit Business Combination, the Company wishes to amend the Original Rights Agreement; and

WHEREAS, Section 7.8 of the Original Rights Agreement provides that it may be amended by the parties thereto without the consent of any registered holder for the purpose of curing any ambiguity, or of curing, correcting or supplementing any defective provision contained herein or adding or changing any other provisions with respect to matters or questions arising under this Agreement as the parties may deem necessary or desirable and that the parties deem shall not adversely affect the interest of the registered holders; and

WHEREAS, the Company desires to amend the Original Rights Agreement so as to cure any ambiguity therein and to clarify that the Rights issued pursuant to the Original Rights Agreement shall convert into shares of the Company immediately prior to the Exchange Effective Time, and the registered holders will receive Holdco shares in the Merger; and

WHEREAS, the Company represents to the Rights Agent that the amendments to the Original Rights Agreement implemented by this Agreement are in the best interest of the registered holders of the Rights and do not adversely affect the interest of the registered holders

NOW, THEREFORE, in consideration of the mutual agreements herein contained, the parties hereto agree that the foregoing recital are made part of the agreement between the parties and further agree as follows:

1. Appointment of Rights Agent. The Company hereby appoints the Rights Agent to act as agent for the Company for the Rights, and the Rights Agent hereby accepts such appointment and agrees to perform the same in accordance with the terms and conditions set forth in this Agreement.

2. Rights.

2.1. Form of Right. Each Right shall be issued in registered form only, shall be in substantially the form of Exhibit A hereto, the provisions of which are incorporated herein and shall be signed by, or bear the facsimile signature of, the Chairman of the Board or Chief Executive Officer and the Secretary of the Company and shall bear a facsimile of the Company’s seal. In the event the person whose facsimile signature has been placed upon any Right shall have ceased to serve in the capacity in which such person signed the Right before such Right is issued, it may be issued with the same effect as if he or she had not ceased to be such at the date of issuance.

2.2. Effect of Countersignature. Unless and until countersigned by the Rights Agent pursuant to this Agreement, a Right shall be invalid and of no effect and may not be exchanged for Common Stock.

2.3. Registration.

2.3.1. Right Register. The Rights Agent shall maintain books (“Right Register”) for the registration of original issuance and the registration of transfer of the Rights. Upon the initial issuance of the Rights, the Rights Agent shall issue and register the Rights in the names of the respective holders thereof in such denominations and otherwise in accordance with instructions delivered to the Rights Agent by the Company.

2.3.2. Registered Holder. Prior to due presentment for registration of transfer of any Right, the Company and the Rights Agent may deem and treat the person in whose name such Right shall be registered upon the Right Register (“registered holder”) as the absolute owner of such Right and of each Right represented thereby (notwithstanding any notation of ownership or other writing on the Right Certificate made by anyone other than the Company or the Rights Agent), for the purpose of the exchange thereof, and for all other purposes, and neither the Company nor the Rights Agent shall be affected by any notice to the contrary.

2.4. Detachability of Rights. The securities comprising the Units, including the Rights, will not be separately transferable until the earlier to occur of: (i) the 52nd day following the date of the Prospectus or (ii) the announcement by the Representative, as representative of the underwriters in the Public Offering, of its intention to allow separate earlier trading (the “Detachment Date”), except that in no event will the securities comprising the Units be separately tradeable until the Company files a Current Report on Form 8-K with the SEC which includes an audited balance sheet reflecting the receipt by the Company of the gross proceeds of the Public Offering including the proceeds received by the Company from the exercise of the over-allotment option, if the over-allotment option is exercised by the date thereof and the Company issues a press release and files a Current Report on Form 8-K with the SEC announcing when such separate trading shall begin. Upon the Detachment Date, the Units will no longer trade, and each holder of Units will become, without any action by such holder, the holder of that number of shares of Common Stock, Warrants and Rights comprising the Units held by such holder.

3. Terms and Exchange of Rights

3.1. Rights. Each Right shall entitle the holder thereof to receive one-twentieth of one share of Common Stock upon the happening of an Exchange Event (defined below). No additional consideration shall be paid by a holder of Rights in order to receive his, her or its Common Stock upon an Exchange Event as the purchase price for such Common Stock has been included in the purchase price for the Units. In no event will the Company be required to net cash settle the Rights or issue fractional Common Stock.

3.2. Exchange Event. An “Exchange Event” shall refer to Company’s consummation of an initial Business Combination (as defined in the Company’s Amended and Restated Certificate of Incorporation) and shall occur upon notice by the Company to the Rights Agent that all conditions to the Initial Business Combination have been satisfied and shall occur prior to the Exchange Effective Time

3.3. Exchange of Rights.

3.3.1. Issuance of Common Stock. Upon the occurrence of an Exchange Event, the Company shall issue to each registered holder of the Rights the number of full shares of Common Stock to which he, she or it is entitled, registered in such name or names as may be directed by him, her or it and issue to such registered holder(s) a certificate or book-entry position for the such shares. The Company shall not issue fractional shares upon exchange of Rights. In the event that any holder would otherwise be entitled to any fractional share upon exchange of Rights, at the time of an Exchange Event, the Company will instruct the Right Agent how any such entitlement will be addressed. To the fullest extent permitted by the Company’s Amended and Restated Certificate of Incorporation the Company reserves the right to deal with any such fractional entitlement at the relevant time in any manner permitted by the Act and the Amended and Restated Certificate of Incorporation, which would include the rounding down of any entitlement to receive shares of Common Stock to the nearest whole share (and in effect extinguishing any fractional entitlement), or the holder being entitled to hold any remaining fractional entitlement (without any share being issued) and to aggregate the same with any future fractional entitlement to receive shares in the Company until the holder is entitled to receive a whole number. Any rounding down and extinguishment may be done with or without any in lieu cash payment or other compensation being made to the holder of the relevant Rights, such that value received on exchange of the Rights may be considered less than the value that the holder would otherwise expect to receive.

3.3.2. Valid Issuance. All Common Stock issued upon an Exchange Event in conformity with this Agreement shall be validly issued, fully paid and nonassessable.

3.3.3. Date of Issuance. Each person in whose name any such certificate or book-entry position for Common Stock is issued shall for all purposes be deemed to have become the holder of record of such shares on the date of the Exchange Event, irrespective of the date of delivery of such certificate or entry of position.

3.3.4 Company Not Surviving Following Exchange Event. Upon an Exchange Event in which the Company does not continue as the publicly held reporting entity, the definitive agreement will provide for the holders of Rights to receive the same per share consideration the holders of the Common Stock will receive in such transaction, for the number of shares such holder is entitled to pursuant to Section 3.3.1 above. Solely for purposes of the Luxembourg Law of 10 August 1915 on commercial companies, as amended and in case such publicly held reporting entity exists under the laws of the Grand-Duchy of Luxembourg, the holders of Rights shall be treated as contributors of such Rights to such entity in the context of a share capital increase of such publicly held reporting entity paid by way of a contribution-in-kind of such Rights.

3.5 Duration of Rights. If an Exchange Event does not occur within the time period set forth in the Company’s Amended and Restated Certificate of Incorporation, as the same may be amended from time to time, the Rights shall expire and shall be worthless.

4. Transfer and Exchange of Rights.

4.1. Registration of Transfer. The Rights Agent shall register the transfer, from time to time, of any outstanding Right upon the Right Register, upon surrender of such Right for transfer, properly endorsed with signatures properly guaranteed and accompanied by appropriate instructions for transfer. Upon any such transfer, a new Right representing an equal aggregate number of Rights shall be issued and the old Right shall be cancelled by the Rights Agent. The Rights so cancelled shall be delivered by the Rights Agent to the Company from time to time upon request.

4.2. Procedure for Surrender of Rights. Rights may be surrendered to the Rights Agent, together with a written request for exchange or transfer, and thereupon the Rights Agent shall issue in exchange therefor one or more new Rights as requested by the registered holder of the Rights so surrendered, representing an equal aggregate number of Rights; provided, however, that in the event that a Right surrendered for transfer bears a restrictive legend and the new Rights to be issued will not bear a restrictive legend, the Rights Agent shall not cancel such Right and issue new Rights in exchange therefor until the Rights Agent has received an opinion of counsel for the Company stating that such transfer may be made and indicating no restrictive legend is required.

4.3. Fractional Rights. The Rights Agent shall not be required to effect any registration of transfer or exchange which will result in the issuance of a Right Certificate for a fraction of a Right.

4.4. Service Charges. No service charge shall be made for any exchange or registration of transfer of Rights.

4.5. Adjustments to Conversion Ratios. The number of shares of Common Stock that the holders of Rights are entitled to receive as a result of the occurrence of an Exchange Event shall be equitably adjusted to reflect appropriately the effect of any share split, reverse share split, share dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the Common Stock occurring on or after the date hereof and prior to the Exchange Event.

4.6. Right Execution and Countersignature. The Rights Agent is hereby authorized to countersign and to deliver, in accordance with the terms of this Agreement, the Rights required to be issued pursuant to the provisions of this Section 4, and the Company, whenever required by the Rights Agent, will supply the Rights Agent with Rights duly executed on behalf of the Company for such purpose.

5. Other Provisions Relating to Rights of Holders of Rights.

5.1. No Rights as Shareholder. Until the exchange of a Right for Common Stock as provided for herein, a Right does not entitle the registered holder thereof to any of the rights of a shareholder of the Company, including, without limitation, the right to receive dividends, or other distributions, exercise any preemptive rights to vote or to consent or to receive notice as shareholders in respect of the meetings of shareholders or the election of directors of the Company or any other matter.

5.2. Lost, Stolen, Mutilated, or Destroyed Rights. If any Right is lost, stolen, mutilated, or destroyed, the Company and the Rights Agent may on such terms as to indemnity or otherwise as they may in their discretion impose (which shall, in the case of a mutilated Right, include the surrender thereof), issue a new Right of like denomination, tenor, and date as the Right so lost, stolen, mutilated, or destroyed. Any such new Right shall constitute a substitute contractual obligation of the Company, whether or not the allegedly lost, stolen, mutilated, or destroyed Right shall be at any time enforceable by anyone.

5.3. Reservation of Common Stock. The Company shall at all times reserve and keep available a number of its authorized but unissued shares of Common Stock that will be sufficient to permit the exchange of all outstanding Rights issued pursuant to this Agreement.

6. Concerning the Rights Agent and Other Matters.

6.1. Payment of Taxes. The Company will from time to time promptly pay all taxes and charges that may be imposed upon the Company or the Rights Agent in respect of the issuance or delivery of Common Stock upon the exchange of Rights, but the Company shall not be obligated to pay any transfer taxes in respect of the Rights or such Common Stock.

6.2. Resignation, Consolidation, or Merger of Rights Agent.

6.2.1. Appointment of Successor Rights Agent. The Rights Agent, or any successor to it hereafter appointed, may resign its duties and be discharged from all further duties and liabilities hereunder after giving sixty (60) days’ notice in writing to the Company. If the office of the Rights Agent becomes vacant by resignation or incapacity to act or otherwise, the Company shall appoint in writing a successor Rights Agent in place of the Rights Agent. If the Company shall fail to make such appointment within a period of 30 days after it has been notified in writing of such resignation or incapacity by the Rights Agent or by the holder of the Right (who shall, with such notice, submit his, her or its Right for inspection by the Company), then the holder of any Right may apply to the Supreme Court of the State of New York for the County of New York for the appointment of a successor Rights Agent at the Company’s cost. Any successor Rights Agent, whether appointed by the Company or by such court, shall be a corporation organized and existing under the laws of the State of New York, in good standing and having its principal office in the Borough of Manhattan, City and State of New York, and authorized under such laws to exercise corporate trust powers and subject to supervision or examination by federal or state authority. After appointment, any successor Rights Agent shall be vested with all the authority, powers, rights, immunities, duties, and obligations of its predecessor Rights Agent with like effect as if originally named as Rights Agent hereunder, without any further act or deed; but if for any reason it becomes necessary or appropriate, the predecessor Rights Agent shall execute and deliver, at the expense of the Company, an instrument transferring to such successor Rights Agent all the authority, powers, and rights of such predecessor Rights Agent hereunder; and upon request of any successor Rights Agent the Company shall make, execute, acknowledge, and deliver any and all instruments in writing for more fully and effectually vesting in and confirming to such successor Rights Agent all such authority, powers, rights, immunities, duties, and obligations.

6.2.2.   Notice of Successor Rights Agent. In the event a successor Rights Agent shall be appointed, the Company shall give notice thereof to the predecessor Rights Agent and the transfer agent for the Common Stock not later than the effective date of any such appointment.

6.2.3.   Merger or Consolidation of Rights Agent. Any corporation into which the Rights Agent may be merged or with which it may be consolidated or any corporation resulting from any merger or consolidation to which the Rights Agent shall be a party shall be the successor Rights Agent under this Agreement without any further act.

6.3. Fees and Expenses of Rights Agent.

6.3.1.   Remuneration. The Company agrees to pay the Rights Agent reasonable remuneration for its services as such Rights Agent hereunder and will reimburse the Rights Agent upon demand for all expenditures that the Rights Agent may reasonably incur in the execution of its duties hereunder.

6.3.2. Further Assurances. The Company agrees to perform, execute, acknowledge, and deliver or cause to be performed, executed, acknowledged, and delivered all such further and other acts, instruments, and assurances as may reasonably be required by the Rights Agent for the carrying out or performing of the provisions of this Agreement.

6.4. Liability of Rights Agent.

6.4.1. Reliance on Company Statement. Whenever in the performance of its duties under this Agreement, the Rights Agent shall deem it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a statement signed by the Chief Executive Officer or Chief Financial Officer and delivered to the Rights Agent. The Rights Agent may rely upon such statement for any action taken or suffered in good faith by it pursuant to the provisions of this Agreement.

6.4.2. Indemnity. The Rights Agent shall be liable hereunder only for its own gross negligence, willful misconduct or bad faith. Subject to Section 6.6 below, the Company agrees to indemnify the Rights Agent and save it harmless against any and all liabilities, including judgments, costs and reasonable counsel fees, for anything done or omitted by the Rights Agent in the execution of this Agreement except as a result of the Rights Agent’s gross negligence, willful misconduct, or bad faith.

6.4.3. Exclusions. The Rights Agent shall have no responsibility with respect to the validity of this Agreement or with respect to the validity or execution of any Right (except its countersignature thereof); nor shall it be responsible for any breach by the Company of any covenant or condition contained in this Agreement or in any Right; nor shall it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any Common Stock to be issued pursuant to this Agreement or any Right or as to whether any Common Stock will when issued be valid and fully paid and nonassessable.

6.5. Acceptance of Agency. The Rights Agent hereby accepts the agency established by this Agreement and agrees to perform the same upon the terms and conditions herein set forth.

6.6 Waiver. The Rights Agent hereby waives any right of set-off or any other right, title, interest or claim of any kind (“Claim”) in, or to any distribution of, the Trust Account (as defined in that certain Investment Management Trust Agreement, dated as of the date hereof, by and between the Company and the Rights Agent as trustee thereunder) and hereby agrees not to seek recourse, reimbursement, payment or satisfaction for any Claim against the Trust Account for any reason whatsoever.

7. Miscellaneous Provisions.

7.1. Successors. All the covenants and provisions of this Agreement by or for the benefit of the Company or the Rights Agent shall bind and inure to the benefit of their respective successors and assigns.

7.2. Notices. Any notice, statement or demand authorized by this Agreement to be given or made by the Rights Agent or by the holder of any Right to or on the Company shall be sufficiently given when so delivered if by hand or overnight delivery or if sent by certified mail or private courier service within five days after deposit of such notice, postage prepaid, addressed (until another address is filed in writing by the Company with the Rights Agent), as follows:

Breeze Holdings Acquisition Corp.

955 W. John Carpenter Fwy., Suite 100-929

Irving, TX 75039

Attn: Chief Executive Officer

Any notice, statement or demand authorized by this Agreement to be given or made by the holder of any Right or by the Company to or on the Rights Agent shall be sufficiently given when so delivered if by hand or overnight delivery or if sent by certified mail or private courier service within five days after deposit of such notice, postage prepaid, addressed (until another address is filed in writing by the Rights Agent with the Company), as follows:

Continental Stock Transfer & Trust Company

One State Street, 30th Floor

New York, New York 10004

Attn: Compliance Department

with a copy to:

Schiff Hardin LLP

901 K Street NW

Suite 700

Washington, D.C. 20001

Attn: Ralph V. De Martino, Esq.

and

I-Bankers Securities Inc

535 5th Ave.

New York, NY 10017

Attn: Shelley Leonard, President

7.3. Applicable Law and Exclusive Forum. The validity, interpretation, and performance of this Agreement and of the Rights shall be governed in all respects by the laws of the State of New York. Subject to applicable law, the Company hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive forum for any such action, proceeding or claim. The Company hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Notwithstanding the foregoing, the provisions of this paragraph will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Any person or entity purchasing or otherwise acquiring any interest in the Rights shall be deemed to have notice of and to have consented to the forum provisions in this Section 7.3. If any action, the subject matter of which is within the scope the forum provisions above, is filed in a court other than a court located within the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any Rights holder, such Rights holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located within the State of New York or the United States District Court for the Southern District of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such Rights holder in any such enforcement action by service upon such Rights holder’s counsel in the foreign action as agent for such Rights holder.

7.4. Persons Having Rights under this Agreement. Nothing in this Agreement expressed and nothing that may be implied from any of the provisions hereof is intended, or shall be construed, to confer upon, or give to, any person or corporation other than the parties hereto and the registered holders of the Rights and, for the purposes of Sections 7.4 and 7.8 hereof, the Representative, any right, remedy, or claim under or by reason of this Agreement or of any covenant, condition, stipulation, promise, or agreement hereof. The Representative shall be deemed to be a third-party beneficiary of this Agreement with respect to Sections 7.4 and 7.8 hereof. All covenants, conditions, stipulations, promises, and agreements contained in this Agreement shall be for the sole and exclusive benefit of the parties hereto (and the Representative with respect to the Sections 7.4 and 7.8 hereof) and their successors and assigns and of the registered holders of the Rights. The provisions of this Section 7.4 may not be modified, amended or deleted without the prior written consent of the Representative.

7.5. Examination of the Right Agreement. A copy of this Agreement shall be available at all reasonable times at the office of the Rights Agent in the Borough of Manhattan, City and State of New York, for inspection by the registered holder of any Right. The Rights Agent may require any such holder to submit his, her or its Right for inspection by it.

7.6. Counterparts. This Agreement may be executed in any number of original or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

7.7. Effect of Headings. The Section headings herein are for convenience only and are not part of this Agreement and shall not affect the interpretation thereof.

7.8 Amendments. This Agreement may be amended by the parties hereto without the consent of any registered holder for the purpose of curing any ambiguity, or of curing, correcting or supplementing any defective provision contained herein or adding or changing any other provisions with respect to matters or questions arising under this Agreement as the parties may deem necessary or desirable and that the parties deem shall not adversely affect the interest of the registered holders. All other modifications or amendments shall require the written consent or vote of the registered holders of a majority of the then outstanding Rights. The provisions of this Section 7.8 may not be modified, amended or deleted without the prior written consent of the Representative.

7.9 Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first above written.

BREEZE HOLDINGS ACQUISTION CORP.

By:	/s/ J. Douglas Ramsey
Name: J. Douglas Ramsey
Title: Chief Executive Officer

CONTINENTAL STOCK TRANSFER & TRUST COMPANY

By:	/s/ Steven Vacante
Name: Steven Vacante
Title: Vice President

[Signature Page to Rights Agreement]